SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 8 2007
DIVISION OF MARKET REGULATION

SECURITI ... N

07002905

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35255

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mellon Financial Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Mellon Center - Suite 0475
(No. and Street)

Pittsburgh (City) PA (State) 15258-0001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey S. Gearhart 412-234-2103
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

One Mellon Center, Pittsburgh, PA 15219
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 4 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey S. Gearhart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mellon Financial Markets, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Phyllis H. Geanopulos, Notary Public
City Of Pittsburgh, Allegheny County
My Commission Expires Oct. 9, 2007
Member, Pennsylvania Association Of Notaries

Signature

First Vice President and Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

KPMG

KPMG LLP
One Mellon Center
Pittsburgh, PA 15219

Telephone 412 391 9710
Fax 412 391 8963
Internet www.us.kpmg.com

Independent Auditors' Report on
Internal Control Required by SEC Rule 17a-5

The Board of Directors
Mellon Financial Markets, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Mellon Financial Markets, LLC (the Company), a wholly owned subsidiary of Mellon Financial Corporation, as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements and supplemental schedules but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of activities for safeguarding activities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

(1) Making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e);
(2) Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13;
(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
(4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Pittsburgh, Pennsylvania
February 27, 2007

KPMG

MELLON FINANCIAL MARKETS, LLC

(A Wholly Owned Subsidiary of Mellon Financial Corporation)

Statement of Financial Condition

December 31, 2006

(With Independent Auditors' Report Thereon)

KPMG

KPMG LLP
One Mellon Center
Pittsburgh, PA 15219

Telephone 412 391 9710
Fax 412 391 8963
Internet www.us.kpmg.com

Independent Auditors' Report

Members of the Board of Directors
Mellon Financial Markets, LLC:

We have audited the accompanying statement of financial condition of Mellon Financial Markets, LLC (the Company), a wholly owned subsidiary of Mellon Financial Corporation, as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Mellon Financial Markets, LLC as of December 31, 2006 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Pittsburgh, Pennsylvania
February 27, 2007

MELLON FINANCIAL MARKETS, LLC

Statement of Financial Condition

December 31, 2006

Assets

Cash (note 3)	$	196,875
Securities purchased under agreements to resell		120,000,000
Securities owned at market value ($2,741,940 pledged) (notes 5 and 7)		65,293,542
Interest receivable		211,115
Receivables from broker/dealers (note 6)		3,629,103
Receivables from customers (note 6)		14,456,229
Accounts receivable (note 4)		3,314,148
Other assets		230,560
Deferred tax assets (note 8)		830,489
	$	208,162,061

Liabilities and Member's Equity

Securities sold under agreements to repurchase (notes 4 and 7)	$	122,632,000
Payables to broker/dealers (note 6)		34,891,539
Payables to customers (note 6)		3,032,726
Securities sold, but not yet purchased, at market value (note 5)		1,062,188
Interest payable		210,156
Income tax payable to affiliate (notes 4 and 8)		1,286,521
Other liabilities and accrued expenses (note 4)		2,612,894
		165,728,024
Commitments and contingent liabilities:		
Subordinated borrowings (notes 4 and 9)		15,000,000
		180,728,024
Managing member's equity		100
Member's equity		27,433,937
Total member's equity		27,434,037
	$	208,162,061

See accompanying notes to statement of financial condition.

(1) Organization

Mellon Financial Markets, LLC (the Company) is a registered broker/dealer in securities with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is a wholly owned subsidiary of Mellon Financial Corporation (MFC).

The Company deals in a broad range of products, including U.S. treasury and federal agency securities, asset-backed and mortgage-related securities, corporate debt securities, municipal securities, and money market instruments. The Company also acts as agent for Mellon Bank, N.A. (the Bank) and MFC in distributing various other investment products. Additionally, the Company provides administration services and the distribution of commercial paper in the secondary securities market for Three Rivers Funding Corp. (TRFC), a special purpose entity that issues commercial paper to purchase pools of receivables or asset-backed securities. The Company also engages in the underwriting of certain securities including federal agency securities, municipal securities, corporate debt, asset-backed and mortgage-related securities, and equity securities.

(2) Significant Accounting Policies

(a) *Use of Estimates*

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

(b) *Security Transactions*

Securities owned and securities sold, but not yet purchased, are reported on a trade-date basis and stated at market value. Interest on securities owned is accrued as earned.

(c) *Repurchase and Resale Agreements*

Securities purchased under agreements to resell and securities sold under agreements to repurchase are recorded at amounts at which the securities will be resold or reacquired, plus accrued interest, as specified in the respective agreements. It is the Company's policy to take possession of securities purchased under agreements to resell and to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements.

(d) *Income Taxes*

The Company is a single member, limited liability company. A single member, limited liability company generally is treated as a disregarded entity for federal tax purposes. Though the Company is not a separate tax paying entity, federal tax expense is reflected in these financial statements as if it filed its own federal tax return. For state tax purposes, liabilities arising from the operations of the Company are considered the responsibility of MFC, and, accordingly, are not reflected in these financial statements on the basis that such state tax liabilities are not material to member's equity.

The Company's results for the year ended December 31, 2006 will be included in the consolidated MFC federal tax return for the year ended December 31, 2006. Pursuant to a tax-sharing agreement with MFC, the current tax liability is determined on a separate return basis with benefits for net losses and credits recorded when realized in the consolidated MFC tax return. Deferred federal income taxes are computed on a separate entity basis.

Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the financial statement carrying amount and the tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The difference between the tax expense for financial reporting purposes and the amount charged to the Company by MFC is treated as a capital contribution or dividend distribution.

(3) Regulatory Requirements

(a) Cash and Securities Segregated Under Federal and Other Regulations

Cash of $10,000 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the SEC.

(b) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to compute its net capital under the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,000,000 or 2% of aggregate debit balances arising from customer transactions, as defined, and any additional capital requirements for resale agreements. At December 31, 2006, the Company had net capital of $36,181,245 which was $35,181,245 in excess of required net capital.

(4) Related Party Transactions

In conducting its business, the Company engages in transactions with affiliated entities of MFC. Under operating agreements, certain affiliates provide the Company with services related to trading activities. The significant affiliate amounts at December 31, 2006 are as follows:

Accounts receivable	$	537,621
Subordinated borrowings		15,000,000
Other liabilities and accrued expenses		654,782
Income tax payable to affiliate		1,286,521
Securities sold under agreement to repurchase		2,632,000

The Company maintains a business relationship with TRFC, a special purpose entity that issues commercial paper to make loans secured by, and to purchase interests in, pools of receivables or other financial assets. TRFC, formed in 1990, is not a subsidiary of MFC or the Company and is owned by a third party. TRFC's financial results are not included in the financial statements of MFC or the Company. MFC provides liquidity support and a letter of credit in support of TRFC's commercial paper. Additionally, MFC operates as a referral agent that refers MFC customers and transactions to TRFC, which ultimately must be approved by the third party. Loans or other assets are not transferred from MFC to TRFC. The Company is responsible for providing administration services and the distribution of commercial paper in the securities market for TRFC.

Tax Sharing Agreement Payment From Parent

The Company received a payment of $273,487 from MFC during the year ended December 31, 2006. The payment relates to the tax benefit realized by the parent as a result of the Company's employees exercising stock options of MFC common stock that is recorded directly to equity under applicable accounting guidance. This tax benefit is paid to the Company by MFC in the form of cash in partial settlement of the Company's tax obligation under the tax sharing agreement.

Dividend Distribution to Parent

On November 29, 2006, the board of directors of the Company paid a cash distribution of $2,000,000 to MFC. The distribution did not exceed 20 percent of excess net capital in the aggregate in any 30 calendar-day period.

(5) Securities Owned and Securities Sold, but not yet Purchased

Marketable securities owned and securities sold, but not yet purchased, at market values, as of December 31, 2006 consist of the following:

		Securities owned	Securities sold, but not yet purchased
U.S. government and agency securities	$	5,525,643	1,062,188
State and municipal government securities		29,381,203	—
Commercial paper		30,386,696	—
	$	65,293,542	1,062,188

Securities pledged as collateral under agreement to repurchase consist of commercial paper with a market value of $2,741,940.

(6) Receivable From and Payable to Customers and Broker/Dealers

		Receivable	Payable
Customer trades pending settlement	$	14,456,229	3,032,726
Broker/dealer trades pending settlement		3,629,103	34,891,539

(Continued)

Receivable from and payable to customer and broker/dealer include amounts due on securities transactions. Securities owned by customer and broker/dealer are held as collateral for the receivable. Such collateral is not reflected in the financial statements.

Customer and broker/dealer trades pending settlement represent the contract price of securities to be delivered or received by the Company. Should the counterparty not deliver the securities to the Company, the Company may be required to purchase identical securities on the open market. The value of such securities at December 31, 2006 approximates the amounts owed. Trades pending settlement at December 31, 2006 were subsequently settled at the contract price without an adverse effect to the Company's statement of financial condition.

(7) Securities Sold Under Agreements to Repurchase

At December 31, 2006, the market value of the securities sold subject to repurchase was $125,053,495. The Company was required to pledge trading securities with a fair value of $2,741,940 to secure repurchase agreements. The average interest rate of this collateral is 5.25%. The remaining repurchase balance at December 31, 2006 was all related to third–party activity where the Company does not own the collateral.

(8) Income Taxes

The tax effect of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31, 2006 are as follows:

Deferred tax assets:		
Incentive compensation	$	509,464
Intangible assets		315,619
Fixed assets		5,406
Gross deferred tax asset		830,489
Deferred tax liabilities		—
Gross deferred tax liabilities		—
Net deferred tax asset		830,489
Valuation allowance		—
Net deferred tax assets, net of valuation allowance	$	830,489

The Company determined that it was not required to establish a valuation allowance for deferred tax assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 109 since it is more likely than not that the deferred tax assets will be realized through carryback to taxable income in prior years, future reversals of existing taxable temporary differences, and, to a lesser extent, future taxable income.

(9) Subordinated Borrowings

The borrowings under subordination represent cash subordination agreements with an affiliate. The subordinated borrowings bear a rate of one month LIBOR (London Interbank Offered Rate) plus 63 basis points, to be reset on the first business day of each month, maturing December 30, 2009. The subordinated borrowings have been approved by the NASD and are available in computing net capital under the SEC's Rule 15c3-1. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(10) Pension and Employee Benefit Plans

The Company participates in a noncontributory defined benefit pension plan, sponsored by MFC, which covers substantially all employees. Because the Company participates in the plan with other subsidiaries of MFC, an analysis setting forth the plan's funded status at December 31, 2006, cannot be separately determined for the Company. At December 31, 2006, the plan was overfunded.

The Company participates in a defined contribution retirement savings plan, sponsored by MFC, covering substantially all employees. Employees become eligible to participate upon first day of employment. If a participant decides to contribute, a portion of the contribution is matched by MFC.

The Company participates in other employee benefit plans, sponsored by MFC, that provide healthcare, life insurance, and other postretirement benefits covering substantially all retired employees. The plans include participant contributions, deductibles, coinsurance provisions, and service-related eligibility requirements. Since the Company participates in the plans with other subsidiaries of MFC, an analysis setting forth the funded status of the plans at December 31, 2006 cannot be separately determined for the Company.

(11) Fair Value of Financial Instruments

SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*, requires the disclosure of the estimated fair value of on- and off-balance-sheet financial instruments. Substantially all of the Company's financial instruments are recorded at their current fair value.

(12) Commitments and Financial Instruments With Off-Balance-Sheet Risk and Concentrations of Credit and Customer Risk

The Company is engaged in various trading and brokerage activities with counterparties, which are primarily domestic financial institutions and the U.S. government and its agencies. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company manages credit risk by dealing only with approved counterparties under specific credit limits and by monitoring the amount of outstanding contracts by customer and in the aggregate against such limits. Counterparty limits are monitored on an ongoing basis.

(Continued)

Market risk arises should the value of the securities committed to be underwritten by the Company decline before the closing of the transaction and changes in the market value of contracts as a result of the fluctuations in interest and currency rates. The Company limits its exposure to market risk by generally entering into matching or offsetting positions and by establishing and monitoring limits on unmatched positions. The overall level of market risk from financial instruments the Company is exposed to is often limited by other financial instruments recorded both on- and off-balance-sheet.

As an overall trading strategy to control market risk, the Company may enter into transactions in derivative financial instruments, which include forward and future contracts and options. These derivative financial instruments are typically used by the Company to hedge various trading positions.

Forward and futures contracts provide for the delayed delivery or purchase of securities at a specified future date at a specified price or yield. Futures contracts are exchange traded, and cash settlement is made on a daily basis for market movements. The clearing organization acts as the counterparty to specific transactions and bears the risk of delivery to and from counterparties for specific positions.

Options on futures contracts allow the owner of the option to purchase or sell the underlying futures contract at a specified price and within a specified period of time. Options on U.S. government securities are contracts that allow the owner of the option to purchase or sell U.S. government securities at a specified price within a specified period of time. The clearing organization acts as the counterparty to specific transactions and bears the risk of delivery to and from counterparties for specific positions.

At December 31, 2006, the Company had sold futures contracts with a notional amount of $7,500,000. There were no option contracts purchased or written at December 31, 2006.

Additionally, the Company's business involves the participation in underwriting activities, primarily with public entities in and contiguous to the state of Pennsylvania. As part of this activity, the Company executes commitments to acquire securities as part of the underwriting and executes security sale transactions with customers. The Company had no securities committed to be underwritten at December 31, 2006.

(13) Pending Merger of Mellon Financial Corporation with the Bank of New York, Inc.

On December 3, 2006, MFC entered into an agreement to merge with the Bank of New York, Inc. The boards of directors of both companies have approved the merger agreement. Subject to shareholder and regulatory approval and the satisfaction of the conditions of closing, the merger is expected to close in the third quarter of 2007. The effect of the merger on the Company has not been determined.

END